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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           AMERICAN REALTY TRUST, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   029177-40-9
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                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                            Dallas, Texas 75204-1083
                                 (214) 969-7600
                           (214) 523-3838 (facsimile)
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 3, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 029177-40-9
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     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

         One Realco Corporation (formerly Davister Corp.), FEI No. 75-2338496
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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
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     3)  SEC Use Only

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     4)  Source of Funds (See Instructions)          OO

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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
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     6)  Citizenship or Place of Organization        Nevada

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                           7)   Sole Voting Power             -0-
 Number of
Shares Bene-              ------------------------------------------------------
 ficially                  8)   Shared Voting Power           -0-
 Owned by
Each Report-              ------------------------------------------------------
ing Person                 9)   Sole Dispositive Power        -0-
With
                          ------------------------------------------------------
                          10)   Shared Dispositive Power      -0-

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     11) Aggregate Amount Beneficially Owned by Each Reporting Person

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     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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     13) Percent of Class Represented by Amount in Row (11)   -0-

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     14) Type of Reporting Person (See Instructions)           CO
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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of AMERICAN REALTY TRUST, INC., a Georgia corporation ("ART" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment No. 1 thereto (the "Amended Statement") filed by and on behalf of the "Reporting Person" described below. The principal executive offices of ART are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 029177-40-9.

         At Special Meetings of the stockholders of American Realty Trust, Inc. ("ART") and shareholders of National Realty, L.P., a Delaware limited partnership ("NRLP"), held on March 21, 2000, the security holders of each entity approved a proposal for a tax-free reorganization and combination of the ownership of the two entities by consolidation with and into American Realty Investors, Inc. ("ARL"). The consolidation was effectuated by closing on August 3, 2000, of separate mergers of ART and NRLP with and into wholly- owned subsidiaries of ARL with the result that ART and NRLP became wholly-owned subsidiaries of ARL with the securities of ART and NRLP converted into securities of ARL. At such closing, effective August 3, 2000, ART stockholders received 0.91 shares of ARL Common Stock in exchange for each share of ART Common Stock held, and the NRLP Unitholders received one share of ARL Common Stock for each Unit held. ART and NRLP each continue business operations as wholly-owned subsidiaries of ARL with no change in management of the combined entities or their properties. With the consummation of the transaction, the "Reporting Person" (as defined in Item 2 below) ceased to be a holder of Shares.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(f) This Amendment No. 2 is being filed on behalf of One Realco Corporation (formerly Davister Corp.), a Nevada corporation ("ORC"), which has its principal executive offices located at 1600 Red Bud Boulevard, Suite 402, McKinney, Texas 75609. ORC is also referred to herein as the "Reporting Person."

         The Reporting Person filed an Original Statement on Schedule 13D and Amendments No. 1 thereto (all collectively the "Amended Statement"), Amendment No. 1 of which was filed with respect to events occurring on December 8, 1998. All items set forth in this Amendment No. 2 are in addition to the information provided in the Amended Statement; accordingly, only the items which have changed since the filing of Amendment No. 1 are the subject of this Amendment No. 2. All information set forth in Item 2 of the Amended Statement as last reflected by Amendment No. 1 thereto remains correct as of the date of this Amendment No. 2, except that


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the name of the Reporting Person was changed to One Realco Corporation on
November 4, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (e) See Item 1 above for a description of the consolidation which resulted in ART becoming a wholly-owned subsidiary of ARL effective August 3, 2000. The result of such transaction is that the Reporting Person ceased to be a holder of the Shares and each Share was converted into the right to receive 0.91 shares of ARL Common Stock. Therefore, the date on which the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares was August 3, 2000.


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                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

Dated: August 18, 2000

                                                  ONE REALCO CORPORATION
                                                  (formerly Davister Corp.)



                                                  By: /s/ Ronald E. Kimbrough
                                                     ---------------------------
                                                     Ronald E. Kimbrough, Vice
                                                     President, Secretary and
                                                     Treasurer



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